UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March 2014.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Announces Outlines of Planned Stock Split, Amendment to Articles of Incorporation, and Modification to Share Repurchase Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2014
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on March 8, 2014, in Kyoto, Japan

Nidec Announces Outlines of Planned Stock Split, Amendment to Articles of Incorporation, and Modification to Share Repurchase Program

Nidec Corporation (NYSE: NJ) (the “Company”) today announced that the Board of Directors of the Company, at a meeting held on March 8, 2014, made the following decisions regarding a stock split and an amendment to the Company’s Articles of Incorporation, as well as a modification to the Company’s share repurchase program, which was adopted at the meeting of the Board of Directors on January 22, 2014.

1.

Purposes of the Stock Split

The Company has decided to implement the stock split to enhance the liquidity of the Company’s common stock and expand its investor base by reducing the trading price per share of the Company’s common stock.

2.

Outline of the Stock Split

(1)

Method of the Stock Split

Each of the shares of the Company’s common stock held by shareholders included or recorded in the final register of shareholders as of the record date of March 31, 2014 (Monday) will be split into two shares.

(2)

Increase in Number of Shares in Connection with the Stock Split

Total issued shares prior to stock split:

145,075,080 shares

Increase in shares in connection with stock split:

145,075,080 shares

Total issued shares following stock split:

290,150,160 shares

Total number of shares authorized to be issued following stock split:

960,000,000 shares

(3)

Schedule for the Stock Split

Public notice of record date:

March 14, 2014

Record date:

March 31, 2014

Effective date:

April 1, 2014

1.

Amendment to the Articles of Incorporation

(1)

Purpose of the Amendment

Effective April 1, 2014, the total number of shares of the Company’s common stock authorized to be issued under Article 6 of the Company’s Articles of Incorporation will be changed pursuant to Article 184, Paragraph 2, of the Companies Act of Japan in connection with the planned stock split.

(2)

Details of the Amendment

Current Article 6	Amended Article 6
Article 6 (Total number of shares that can be issued) Total number of shares that can be issued shall be 480 million shares.	Article 6 (Total number of shares that can be issued) Total number of shares that can be issued shall be 960 million shares.

(3)

Schedule for the Amendment

Effective date of the Amendment:

April 1, 2014

1.

Modification to the Share Purchase Program

(1)

Purpose of the Modification

The total number of shares authorized to be repurchased under the Company’s share repurchase program shall be modified in connection with the planned stock split.

(2)

Details of the Modification

Current Program	Amended Program
Total number of shares to be repurchased: Up to 2,000,000 shares	Total number of shares to be repurchased: Up to 4,000,000 shares

(Reference)

Details of the Company’s share repurchase program as adopted at the meeting of the Board of Directors on January 22, 2014:

1.

Class of shares:

Common stock

2.

Total number of shares to be repurchased:

Up to 2,000,000 shares (1.45% of total number of shares issued, excluding treasury stock)

3.

Total repurchase amount:

Up to JPY24 billion

4.

Period of repurchase:

January 27, 2014 through January 26, 2015

1.

Other Information

(1)

The Company’s Paid-in Capital

The planned stock split will not result in any change in the Company’s paid-in capital.

(2)

Dividend Target

The planned stock split will not result in any change to the Company’s current dividend target for the fiscal year ending March 31, 2014, which the Company announced on January 22, 2014, revising the year-end dividend target to JPY55.00 per share.

(3)

Information on American Depositary Shares (ADSs)

The planned stock split will not result in any change in the ratio of shares of the Company’s common stock per ADS, which will remain unchanged at one-fourth of one share of the Company’s common stock per ADS.

The planned schedule relating to ADSs is as follows (U.S. Eastern Standard Time):

Record date:

March 28, 2014

Ex-date (first trade date after stock split):

April 8, 2014

(4)

Adjustment of Conversion Price of the Convertible Bonds due 2015

1.

Adjustment of Conversion Price

Securities subject to adjustment:

Euro Yen Convertible-Bonds-Type Bonds with Stock Acquisition Rights due 2015

Conversion price prior to adjustment:

JPY10,626

Conversion price after adjustment:

JPY5,313

2.

Effective Date of the Adjustment

April 1, 2014

3.

Event Resulting in the Adjustment

The conversion price of the Company’s Euro Yen Convertible Bonds with Stock Acquisition Rights due 2015 will be adjusted, effective April 1, 2014, pursuant to the Terms and Conditions of the Bonds set forth in the Offering Circular, dated September 2, 2010, and the Trust Deed, dated September 21, 2010, following the stock split of the shares of the Company’s common stock, effective the same date, as resolved by the Board of Directors on March 8, 2014.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the Company’s current intent, plans, expectations, targets and estimates.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the Company’s ability to obtain any necessary approval from regulatory bodies, including securities exchanges, as planned, changes in general economic conditions and business and regulatory environments, and available funds.  The Company assumes no obligation to, and does not intend to, update these forward-looking statements, except as required by law.

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